Exhibit 14.1

THE ADVISORY BOARD COMPANY

CODE OF ETHICS
FOR
FINANCE TEAM MEMBERS

1. Purpose.

     The Board of Directors (the “Board”) of The Advisory Board Company (the “Company”) has adopted the following Code of Ethics (the “Code”) to apply to “Finance Team Members” which include the Company’s Chief Executive Officer, Chief Financial Officer, Controller, Accounting Manager and other individuals who have significant influence on, control over, or access to the accounting records of the Company. This Code is not intended to define specific examples of ethical conduct, but rather to focus Finance Team Members on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, foster a culture of honesty and accountability, deter wrongdoing and promote fair and accurate disclosure and financial reporting.

2. Introduction.

     Each Finance Team Member is expected to adhere to a high standard of ethical conduct. Finance Team Members are expected to be guided by the following principles in carrying out their responsibilities:

•	Loyalty. Finance Team Members are expected to act in the best interests of the Company.

•	Compliance with Applicable Laws. Finance Team Members are expected to comply with all laws, rules and regulations applicable to the Company’s activities.

•	Observance of Ethical Standards. Finance Team Members are expected to adhere to high ethical standards in the conduct of their duties. These include, but are not limited to, honesty and fairness.

3. Record Keeping and Financial Reporting.

     Finance Team Members are responsible for the accurate and reliable preparation and maintenance of the Company’s financial records. Finance Team Members are responsible for establishing and maintaining adequate disclosure controls and procedures and internal controls and procedures, including procedures which are designed to enable the Company to: (a) accurately document and account for transactions on the books and records of the Company; and (b) maintain those books and records and other essential data with care and honesty.

4. Conflict of Interest.

     Finance Team Members may not engage in conduct or activities that are inconsistent with the Company’s best interests. Finance Team Members should act to avoid any conflicts of interest and the appearance of conflicts of interest between themselves and the Company. Situations that involve, or may involve, a conflict of interest with the Company should be disclosed promptly to appropriate personnel, who may consult with legal counsel as necessary.

     A “conflict of interest” can occur when an individual’s personal interest is adverse to – or may appear to be adverse to – the interests of the Company as a whole. Conflicts of interest may also extend to an individual’s immediate family, including a person’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than employees) who shares such person’s home.

5. Corporate Opportunities.

     Finance Team Members are prohibited from: (a) taking for themselves personally opportunities related to the Company’s business; (b) using the Company’s property, proprietary information, or position for personal gain other than incidental personal gain; or (c) competing with the Company for business opportunities. In addition, Finance Team Members may not use Company assets, labor or proprietary information for personal use, other than incidental personal use, unless previously approved by the Company’s Chief Financial Officer or Chief Executive Officer.

6. Confidentiality.

     Finance Team Members should maintain the highest confidentiality of information, except when disclosure is authorized or legally mandated. For purposes of this Code, “confidential information” includes all non-public information relating to the Company, its business, customers or suppliers.

7. Encouraging the Reporting of any Illegal or Unethical Behavior.

     Finance Team Members should promote ethical behavior and create a culture of ethical compliance. Finance Team Members should foster an environment in which the Company: (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules and regulations to appropriate personnel; and (c) informs employees that the Company will not allow retaliation for reports made in good faith.

8. Conclusion.

     Finance Team Members are expected to communicate suspected violations of this Code promptly to appropriate personnel, including the Company’s Chief Financial Officer, Chief Executive Officer or Chair of the Audit Committee. Violations will be investigated as deemed necessary and appropriate disclosure and disciplinary action will be taken in the event of any violations of the Code.

     This Code is not intended to address all situations where ethical issues may arise. If Finance Team Members have any questions as to their roles and responsibilities or meaning of this Code they should address their concerns to appropriate Company personnel, such as the Company’s Chief Financial Officer, Chief Executive Officer or Chair of the Audit Committee, before acting.